Colorado Goldfields Inc.

CORRESP

April 27, 2014

VIA ELECTRONIC EDGAR FILING

John Reynolds, Assistant Director
George Schuler, Mining Engineer
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Colorado Goldfields Inc.
Form 10-K for Fiscal Year Ended August 31, 2013
Filed December 16, 2013
File No. 000-51718

Dear Mr. Reynolds:

We received your comment letter of April 16, 2014 in which you requested additional information, or a statement of when we will provide the requested response.   Additionally, you requested an explanation describing how the comments may or may not apply to our current facts and circumstances and whether an amendment would be appropriate.

Following is our response.  We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Comment 1:

We note your response to comments 1through 6 in which you propose to address these comments in future filings using the format or document structure of disclosure as found in Exhibit A. We re-issue comments 1 through 6, please amend your filing and describe your mineral rights, properties, maps, exploration plans, permitting requirements, and environmental issues of previous mining activities on your material properties. In the event you wish to address these comments prospectively, please provide your draft disclosure of your proposed changes in the appropriate paragraphs, sections, and/or pages with your response.

Response 1:

We believe that an amendment is not appropriate at this time. As stated in our letter of April 16, 2014, acquisition of those properties remain in negotiation along with project-level funding.  Successful completion of those acquisition contracts are necessarily dependent upon concurrent successful completion of a project-level funding transaction.  Those discussions also are active at this time.

We propose in our responses below to update our upcoming filings to reflect the results of the funding and acquisition discussions rather than amend past filings.  We further propose, which seems to be responsive to your comment, that we will provide a draft of the disclosure for staff review prior to the Company’s next Annual Report on Form 10-K should the project-level funding transaction and acquisitions conclude successfully.

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We believe that the public will be better served with more complete and accurate information by this approach.  Further, because of the Company’s severe working capital shortage and extremely limited manpower, we must be as efficient as possible when expending funds.

Comment 2:

We note your response to comment 8 in which you have made your technical reports publicly available for the Champion mine resource estimate. This appears to be the source document for the contained metals estimates as found on your website. We also note that your gross metals valuation on your website does not appear to take into account capital and/or operating costs. Please provide the basis for presenting the valuation information on your website, which seems incomplete and may be confusing to readers.

Response 2:

The technical reports are available for download in their entirety to the interested reader or potential investor. These reports contain the detailed information concerning the quality of data used to prepare resource estimates, tentative capital and operating cost estimates, and the basis for calculating a gross valuation of the metals contained in the resource. The reports also contain a discussion of the historical maps and data used to prepare the resource estimates and disclose the fact that these data will have to be verified and additional data gathered when renewed exploration of the properties can commence and that without these new and verifiable data a mining plan indicating what portion of the resource can be profitably mined cannot be produced. Thus, no “reserves” can be estimated at this early stage of development and capital and operating cost estimates are only indicative of the costs that will be encountered at a later development stage, with very little idea at this time what environmental compliance costs, taxes, and royalty rates will prevail and what future metals market prices will be.

We believe that any attempt to post a metals valuation based on speculative reserves, cost estimates, and metals market prices would be highly misleading to the website reader and suggest that it would be inappropriate for us to place such information on the company website.  A current market valuation of the metals within the estimated resource is the least speculative best information that can be presented with currently available data.

Finally, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any further questions or comments.

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Sincerely,

COLORADO GOLDFIELDS INC.

/s/ Lee R. Rice	/s/ C. Stephen Guyer
Lee R. Rice, President	C. Stephen Guyer, CFO

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